EXHIBIT 6.15

To:	Office of Public Utility Regulation
Division of Investment Management
Securities and Exchange Commission

From:	Exelon Corporation
Public Service Enterprise Group Incorporated

Date:	January 6, 2006

Re:	Response to Staff Questions Concerning Request for Order Approving Proposed Divestiture under
Section 11(e) of the Public Utility Holding Company Act of 1935.
A. Introduction
     1. On December 29, 2005, the Commission issued a notice in File No. 70-10294, relating to the proposed merger (the “Merger”) of Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG” and, together with Exelon, the “Applicants”). The return date on the notice is January 23, 2006.
     2. The Public Utility Holding Company Act of 1935 (the “1935 Act” or “Act”) will be repealed effective February 8, 2006.
     3. Because it appears unlikely that the New Jersey Board of Public Utilities will act before February 8, 2006, Applicants will ask the Commission to rule only on their proposed Section 11(e) Plan relating to the post-Merger divestiture of certain generation assets (the “Divestiture”), and reserve jurisdiction over the remainder of the Merger-related requests.
     4. The Divestiture is intended to assure that the Merger, which will otherwise significantly increase the total capacity of generation resources owned or controlled by a single company, does not “impair . . . the effectiveness of regulation” by creating a “concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.”

     5. Applicants are seeking the Section 11(e) order so that they may secure important tax benefits (with net present value in excess of $100 million) that will otherwise be permanently lost.
B. Basis for Tax Relief
     1. Briefly stated, Section 1081 of the Internal Revenue Code of 1986, as amended (the “Code”), enables a party to defer — not avoid — recognition of gain on transactions that have been found to be “necessary or appropriate to effectuate the provisions of Section 11(b)” of the 1935 Act. Such an order is an absolute requirement for the application of Code Section 1081, which was enacted with the specific intent of parties such as Applicants to defer the recognition of gain on regulatorily-impelled transactions such as the Divestiture.
     2. Section 11(b), with narrow exceptions, limits a registered holding company to a “single, integrated public-utility system,” which is defined by reference to a number of factors, including size. Of interest here, an integrated electric-utility system cannot be “so large . . . as to impair the effectiveness of regulation.” Section 2(a)(29)(A) of the Act.
     3. As noted above, absent Divestiture, the Merger will create significant market power concerns. To that end, Applicants have proposed, and the Federal Energy Regulatory Commission (“FERC”) has accepted, a mitigation plan (the “Mitigation Plan”) to address FERC requirements for competitive markets.1 A substantial part of the Mitigation Pan is the proposed “very substantial divestiture of generation.” See Order Authorizing Merger under Section 203 of the Federal Power Act, 112 FERC 61,011 (July 1, 2005) (the “FERC Merger Order”). On December 15, 2006, the FERC affirmed its decision. In addressing the arguments raised on rehearing, the FERC emphasized that the proposed merger included mitigation measures to curb any competitive harm that might arise from the utilities’ merger through “substantial divestiture of generation and several compliance filings.”
     4. Market power is a consideration in both FERC and SEC merger determinations. As noted above, the Divestiture is intended to assure that the Merger does not “impair . . . the effectiveness of regulation” under Section 11(b)(1) of the 1935 Act, by creating a “concentration

[1]	Capitalized terms used herein without definition have the meanings specified in the Application/Declaration, as amended (the “Application”).

of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers” in violation of Section 10(b)(1) of the Act.
     5. The determination in this regard requires expertise in operational issues. The Commission has long recognized, and the Courts have agreed, that it is appropriate for the Commission to “look to” or “watchfully” defer to the expertise of the Federal Energy Regulatory Commission (“FERC”) in matters such as these, involving the operation and regulation of competitive energy markets. See Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. 1999) (“when the SEC and another regulatory agency both have jurisdiction over a particular transaction, the SEC may ‘watchfully defer[]’ to the proceedings held before — and the result reached by — that other agency”), citing City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358 (D.C. Cir. 1992).
     6. Consistent with its precedent, the Commission therefore can properly rely on the FERC Merger Order in concluding that the proposed Divestiture is “necessary or appropriate to effectuate the provisions of Section 11(b)” of the 1935 Act.
C. Response to Staff Concerns
     1. The requirements of Sections 10(b)(1) and 11(b)(1) are integrally linked.
          There does not appear to be a serious dispute about the Commission’s ability to rely on the FERC’s findings for purposes of anticompetitive concerns under Section 10(b)(1). Rather, the Staff appears to draw a distinction between the standards for acquisitions under Section 10 and those for divestiture under Section 11. The Staff’s position, as we understand it, is that the fact that divestiture might be required for purposes of Section 10(b)(1) does not mean that it is similarly necessary for purposes of Section 11(b)(1).
          We are not aware of any cases that support this position. Indeed, this distinction would appear inconsistent with the Commission’s long-standing position that a company “cannot acquire what it cannot retain.” As the Commission, in Public Service Company of Oklahoma, Holding Co. Act Release 19090 (July 17, 1975), explained, the requirements of the two sections are integrally linked and, indeed, the purpose of Section 10 review is to avoid acquisition that would create issues for purposes of Section 11:

Sections 9 and 10 are preventive in purpose. Their essential function is to avoid recreating, by acquisition, what Section 11(b) was designed to undo or eliminate, and this statutory link is explicitly recognized in Section 10(c)(1) which prescribes that we not approve an acquisition that “is detrimental to the carrying out of the provisions of Section 11.” These reticulated provisions should be applied so as to effect their common purpose.
Although Public Service of Oklahoma involved nonutility interests, the principle applies to utility holdings as well. The Commission in a 1978 decision discussed this interplay at length:
The Act . . . focused on the elimination of the perceived abuses and excesses against which it was directed. The key provision is Section 11(b) which requires the Commission, with narrow exceptions, to limit each holding company system to a single “integrated public-utility system” as defined in Section 2(a)(29). This provision has been referred to by the Supreme Court as the “heart of the Act,” and its implementation was a principal activity of the Commission during the early years of the Act’s history.
     Various other provisions of the Act were designed . . . to prevent a recurrence of the practices which gave rise to the Act. * * * * * Section 10, in particular was intended to prevent acquisitions which would be “attended by the evils which have featured the past growth of holding companies.”
American Electric Power Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978) (footnotes omitted) (the “1978 Decision”).
          Notwithstanding this relationship, the Staff has suggested that the “size” concerns under Section 10(b)(1) are different and distinct from those addressed by Section 11. The precedent, however, does not appear to support this distinction. To the contrary, the 1978 Decision highlights the interrelation of the “size” standards of Sections 10(b)(1) and 11(b)(1) as means to a common end:
In the 1946 proceeding, AEP had applied for permission to acquire the stock of CSOE. There our predecessors, in a 2-1 decision, rejected AEP’s application on the basis that it did not satisfy the acquisition standards of the Act. The majority’s rationale was that “the substantially enlarged group of properties that would result from the acquisition . . . cannot be found to be ‘not so large as to impair . . . the advantages of localized management and the effectiveness of regulation.’” The opinion . . . emphasized that an essential part of the spirit of the Act was the desire to avert the process of concentration of power which had characterized the growth of holding companies.
Emphasis added.2 Divestiture that is necessary and appropriate to “avert the process of concentration of power” for purposes of Section 10(b)(1) is similarly necessary and appropriate to ensure that the acquisition that is the subject of the Section 10 review does not result in a system that is “so large . . . as to impair the effectiveness of regulation” for purposes of Section 11(b).
          Nor are we aware of any basis for the argument that the doctrine of “watchful deference” is strictly limited to findings under Section 10(b)(1). Implementation of the FERC findings concerning market power is a means of ensuring the “effective public regulation” contemplated by the Act. See Sections 1(b) and 1(c) of the Act. Further, the legislative history makes clear that the purpose of Section 11 “is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible.” S. Rep. No. 621, 74th Cong., 1st Sess. 11 (1935) (Report of Senator Wheeler from the Committee on Interstate Commerce). In this regard, consistent with its precedent, the Commission should watchfully defer to the FERC’s determinations concerning market power, including the need for the proposed Divestiture.
          2. Section 11(e) provides a voluntary means for complying with Section 11(b).
          Voluntary divestiture plans have long been used by public utility holding companies to identify and divest non-compliant interests. Joel Seligman, in The Transformation of Wall Street 252 (Third Edition), described the Commission’s historical reliance on voluntary plans under Section 11(e) as a means of achieving compliance with the policies and principles of the Act:

[2]	The Commission in approving the CSOE acquisition in 1978 did not abandon its long-standing position that a company cannot acquire what it cannot retain. Rather, the Commission focused on changed circumstances. In a footnote in the 1978 Decision, the Commission stated that “change in the state of the art would serve to distinguish the 1946 Decision — even if we were disposed, which we are not, to apply concepts such as res judicata or stare decisis to the essentially regulatory and policy determinations called for in a Holding Company Act case such as this. See Union Electric Company, Holding Co. Act Release No. 18368 (April 10, 1974), 4 SEC Docket 89, 100 n. 52, aff’d sum nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (C.A.D.C., 1975).” American Electric Power, supra, n. 26. So, too, in this matter, would changes in the state of the art, in particular, the development of competitive wholesale energy markets under the stewardship of the FERC

The essence of the Commission’s enforcement strategy after 1940 involved creating incentives (and removing disincentives) so that the utilities themselves would offer acceptable divestiture and simplification plans. This was known as the 11(e) strategy, since the Holding Company Act authorized enforcement under Subsection 11(b) under either Subsection 11(d), which empowered the SEC to seek a federal district court order requiring compliance with a Commission reorganization plan, or Subsection 11(e), which authorized the SEC to approve and, if necessary, seek court approval of a reorganization plan offered by a utility. Although the threat of imposing the more draconian Subsection 11(d) was deemed “indispensable” to the enforcement of the Act by the Commission, it was employed only once in the 1940-1952 period.
Id. (emphasis added) (footnotes omitted). Accord Hawes, Utility Holding Companies 2-20 (“Usually, . . . companies complied voluntarily by submitting a plan under Section 11(e).”). The submission of a Section 11(e) plan does not in any way limit or reduce the Commission’s authority. Rather, as explained below, the Commission must make a Section 11(b) determination in considering whether to approve a Section 11(e) plan.
          The United States Supreme Court, in American Power Co. v. SEC, 329 U.S. 90, 119 (1946), noted that: “Section 11(e) merely permits the holding companies to formulate their own programs for compliance with § 11(b)(1) or to submit plans in conformity with prior Commission orders under § 11(b), . . . .” Emphasis added. In this matter, the Divestiture is being proposed to render regulation more effective by reducing the generation market power of the combined companies. In this regard, the Divestiture, which has been accepted by the FERC as an appropriate means of market power mitigation, fits squarely within the stated goals of Section 11(b) by ensuring that a utility system not be “so large as to impair . . . the effectiveness of regulation.”
     3. The Commission can properly issue a stand-alone order approving the Section 11(e) Plan.
          The Staff raises various objections to approval of a Section 11(e) Plan. In essence, their argument appears to be that the Commission cannot approve a Section 11(e) plan without having first made a Section 11(b) determination; that the Section 11(b) determination would be made in the context of a Merger order; that, under Section 10(f), the Commission cannot issue a Merger order unless and until all state approvals have been received; and, since it is unlikely that New Jersey approval will be received prior to the effective date of repeal, the Commission cannot issue a Merger order or approve a Section 11(e) Plan.
          We note at the outset that there is precedent to support the issuance of Merger order, the effectiveness of which is conditioned upon receipt of subsequent New Jersey approval. See Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (“Pursuant to rule 24(c)(2), when an issue under state law is raised, we may approve the transaction under section 10, subject to compliance with state law.”), citing Central and South West Corporation, Holding Co. Act Release No. 22635 (Sept. 16, 1982). The need for Merger approval, however, will be moot as of February 8, 2006 and so, rather than ask the Commission to issue an unnecessary order, Applicants are amending their filing to ask the Commission to issue a stand-alone Section 11(e) order and to reserve jurisdiction over the remainder of Applicants’ requests.
          Applicants’ request is dictated by the exigencies of the circumstances, namely, that the Act is repealed effective February 8, 2006. If the Act had not been repealed, Applicants would have asked the Commission to make the Divestiture findings as part of the Merger Order. Typically, the Commission would consider the Section 11(e) Plan in the context of a global order approving the Merger and related transactions. Such an order would typically be issued only after receipt of the final state approval (in this case, New Jersey) approving the Merger. Although Applicants have been working in good faith to resolve the state issues, they cannot reasonably control the timing of the New Jersey decision. Indeed, at this point, it appears highly unlikely that New Jersey will issue a decision prior to the effective date of repeal.
          The Divestiture does not require prior approval under Sections 9(a)(1) and 10 and so, the Section 10(f) concerns that may prevent the Commission from issuing a Merger Order prior to the effective date of repeal do not apply to the proposed Section 11(e) Plan. Nor is the forward-looking nature of the Section 11(e) Plan problematic. The Commission routinely issues orders concerning financing transactions, for example, that may or may not occur in the future. Further, in hopes that the New Jersey order might be received in time for an early February closing, the Applicants have provided a detailed analysis of not only the Section 11(e) Plan but also the entire Merger and related transactions.

          Applicants are asking the Commission to issue an order approving the Section 11(e) Divestiture plan before February 8, 2006. Such an order is necessary for Applicants to secure the benefits of Section 1081 tax treatment. Failure of this Commission to act will mean that these benefits are irreparably lost.
     4. The standards for approval of a Section 11(e) plan are met.
          To approve a Section 11(e) plan, the Commission must determine, after notice and opportunity for hearing, that the plan is both “necessary to effectuate the provisions of” Section 11(b), and “fair and equitable to the persons affected by such plan.” Northeast Utilities, Holding Co. Act Release No. 24908 (June 22, 1989), citing Valley Gas Co., 40 S.E.C. 162, 167 (Aug. 10, 1960).
          (a) Necessity for Plan
          As noted above, the proposed Divestiture is intended to address market power concerns under both the Federal Power Act and the 1935 Act and so, to enable the electric utility company operations of Exelon post-Merger to meet the standards of an integrated electric public-utility system. The Section 11(e) Plan has been designed to bring the merged companies into compliance with the requirements of Section 11(b)(1) by providing for the divestiture of certain electric-utility assets. The Commission has declared that “[a] plan is ‘necessary’ within the meaning of section 11(e), . . . if it accomplishes the objectives required by section 11(b) in an appropriate manner.” Midland Utilities, 24 S.E.C. 463, 475 (1946). “It thus seems clear that section 11(e) permits a company to propose particular transactions which under our ordinary practice we would not, or perhaps could not, specifically require by order under Section 11(b).” See also Mission Oil Co., 35 S.E.C. 540 (1954) (in which the Commission authorized a Section 11(e) plan to enable applicant to obtain tax relief). As explained in Northeast Utilities, supra, “The Commission has consistently held that a plan under Section 11(e) of the Act may be found “necessary” if it provides an appropriate means for achieving results required by Section 11(b) of the Act, although a different method may have been chosen, or though further action may be required to effectuate compliance with the standards of section 11(b).” Id. (footnotes omitted). The Applicants submit that the proposed Plan is a suitable means of accomplishing the required objective of assuring that the resulting system is not so large as to impair the effectiveness of regulation, and thus it meets the necessity standard of Section 11(e) of the Act.
     (b) Fairness
          Finally, there is no harm to the protected interests in the requested relief. If, for some reason, the Merger does not close, the order approving the Section 11(e) Plan will be of no effect. If, however, as Applicants anticipate, the Merger does close in the first part of 2006, the tax deferrals will contribute to the financial health of the merged company and so be in the “public interest” for purposes of the Act. Similarly, although the 1935 Act does not provide extra protection for shareholders of registered holding companies, the tax deferrals will clearly be beneficial to the interest of investors and, by bolstering the financial health of the merged company, similarly beneficial to the interests of consumers.
D. Repeal of the Act and the Savings Provision
     1. As noted above, the 1935 Act has been repealed effective February 8, 2006, subject to certain savings provisions, including the Section 1081 Savings Provision, which become effective prospectively on or after February 8, 2006.3 Nothing in the Energy Policy Act of 2005 directs, authorizes or countenances changes in the Commission’s jurisdiction, activities or enforcement in relation to the 1935 Act prior to February 8, 2006. Indeed, the plain language of the statute indicates that Congress intended that the Commission continue to administer the Act during this interim period so as to give effect to the Congressional intent and purpose embodied in Section 1081 Savings Provision.4
     2. Included in the Public Utility Holding Company Act of 2005 is a savings provision (Section 1271(c)) that specifically expressly provides for the continuing application of Section 1081 of the Code:

[3]	The Section 1271 savings provisions are not included in the portions of subtitle F of the Energy Policy Act which became effective upon enactment; only the Section 1272 implementation provisions became effective upon enactment.

[4]	Indeed, the authorization of appropriations provision, Section 1276, appropriating “such funds as may be necessary to carry out [subtitle F]”), like the bulk of subtitle F, comes into effect only at February 8, 2006. Section 1276 clearly shows Congressional intent that Act-related activities will continue subsequent to February 8, 2006.

Tax treatment under Section 1081 of the [Code] as a result of transactions ordered in compliance with the [Act] shall not be affected in any manner due to the repeal of that Act and the enactment of the Public Utility Holding Company Act of 2005.
     3. The House and Senate have passed the hurricane tax relief bill, including technical corrections that, among other things, repeal Section 1081 prospectively. The technical explanation of the Senate bill contains the following description regarding the technical correction dealing with the 1935 Act and Section 1081 repeal:
Repeal of the Public Utility Holding Company Act of 1935 (Act sec. 1263).-The provision repeals sections 1081-1083 of the Code (relating to exchanges in obedience to SEC orders) to conform to the repeal of the Public Utility Holding Company Act of 1935. The repeal does not apply to any exchange, expenditure, investment, distribution, or sale made in obedience to an order of the Securities and Exchange Commission. (emphasis added)
     Attached as Annex B are the statutory language and the technical explanation of HR 4440 as passed by the House and Senate. With respect to PUHCA and sec. 1081 repeal, please see p. 39 of the statutory language and p. 75 of the technical explanation.
     4. As demonstrated in Annex A, the FERC was faced in 1990 with a similar situation — a repealed regulatory scheme and a Federal tax regime (extended by a savings provision) which continued to hinge on the FERC performing functions under repealed Sections of the Natural Gas Policy Act of 1978. The FERC continued to perform the requisite functions for a number of years and, after a several year hiatus, begun to perform them anew in 2000 in response to a court decision which stated that the tax benefit in question required continued FERC involvement. The seeming anomaly faced by the Commission in relation to the repeal of the Act and the Section 1081 Savings Provision is not novel where regulatory regimes intersect with the tax code provisions.
E. Conclusion
          Section 11(e) is an appropriate mechanism for Exelon and PSEG to effect the Divestiture. The Divestiture is being proposed to render regulation more effective by reducing the generation market power of the combined companies, which fits squarely within the stated goals of Section 11(b) of ensuring that the size of an integrated public utility system not become

“so large as to impair...the effectiveness of regulation.”5 Voluntary divestiture plans have been routinely utilized by public utility holding companies required to divest non-compliant interests.6 As the Commission’s policy allowing for beneficial tax treatment for divestitures has been aimed at imposing the least tax burden on a company and its security holders, while not frustrating the purposes of the Act or in delaying the attainment of its objectives, Applicants urge the Commission to approve the Section 11(e) Plan and to make the requested tax recitals.

[5]	Section 2(a)(29)(A) of the Act.

[6]	See, e.g., Seligman, The Transformation of Wall Street 252 (Third Edition), noting the Commission’s historical reliance on voluntary plans under Section 11(e) of the Act:

Annex A
Well Category Determinations for Certain
Categories of High-Cost Gas under
NGPA Section 107: A Chronology
1. Section 29 of the Internal Revenue Code allows taxpayers to claim a tax credit for certain qualified fuels which fuels which are: (i) produced from wells drilled after December 13, 1979 and before January 1, 1993; and (2) were sold prior to January 1, 2003. Section 29 provides that the determination whether or not gas falls into a category qualifying for tax credit” shall be made in accordance with Section 503 of the [Natural Gas Policy Act of 1978] (“NGPA”). NGPA Section 503 sets forth the procedures used for determining whether or not gas qualified for the various categories of gas entitled to higher ceiling prices established by the NGPA as incentives for increased production.
2. The Wellhead Decontrol Act of 1989 (the “Decontrol Act”) decontrolled wellhead sales of natural gas by January 1, 1993 and repealed NGPA Section 503 as of that date. After decontrol, the FERC’s policy was not to accept determinations for any post-January 1, 1993 drilling activity. The FERC, however, continued to process well category determinations it received from jurisdictional agencies through April 30, 1994, for wells spudded before January 1, 1993, and pre-January 1, 1993 recompletions. The FERC explained that the reason for continuing to review those agency determinations for a transition period was that, while NGPA Section 107 well category determinations no longer had any price consequence, they were necessary to obtain the Section 29 tax credit:
In Order No. 523, the Commission recognized its duty to continue processing requests for well category determinations, including tight formation designations, to allow producers to obtain tax credits, even if the determinations no longer affected the price of the gas. The Commission stated its intention to continue processing such requests until January 1, 1993, after which tax credits for newly spudded wells will no longer be available. The Senate Report on the 1989 Wellhead Decontrol Act, which repeals Section 503 of the NGPA, states in part, “The Committee intends the usual ‘savings clause’ interpretations, such as those in 1 U.S.C. 109, to be applied to this legislation. . . . The Committee intends that any incomplete Section 503 procedures continued to be carried

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out the state agencies and the FERC, so that the necessary determination can be made as to sales of gas delivered before contract expiration and decontrol.” Similarly, the House Report on the 1989 Wellhead Decontrol Act states, “the gradual expiration of controls after enactment and before January 1, 1993, and their complete expiration on and after that date, will not affect civil or criminal proceedings pending at the time of decontrol, nor any action or proceeding based on pre-decontrol acts or conduct.” Therefore, Congress did not intend that repeal of NGPA Title I and Section 503, would terminate the authority of the Commission to process tight formation applications filed with the jurisdictional agencies on or before December 31, 1992.”
FERC Order No 539, April 19, 1992, “Qualifying Certain Gas For Tax Credit,” part G.
3. On July 29, 1994, the FERC issued its Order No. 567 which deleted regulations that were no longer required due to the decontrol of wellhead sales of natural gas, including regulations which set forth the eligibility requirements, filing requirements, and the procedures for making well determinations under Section 503 of the NGPA.
4. In 1999, the United States Court of Appeals for the 10th Circuit held in True Oil Co. v. Comm’r of Internal Revenue, 170 F.3d 1294 (1999) that, in order to obtain the Section 29 tax credit, there must be a formal determination under the procedures provided in NGPA Section 503 that the gas is high cost gas.
5. On July 26, 2000, the FERC in its Order No. 616 issued final regulations to reinstate provisions for well category determinations for certain categories of high-cost gas under NGPA Section 107.

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